UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 8, 2014

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 8, 2014, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's July 2014 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued August 8, 2014:
         McDonald's Reports Global Comparable Sales For July

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 11, 2014

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued August 8, 2014:
McDonald's Reports Global Comparable Sales For July

Exhibit 99



Investor Release

<u>FOR IMMEDIATE RELEASE</u>

08/08/14

<u>FOR MORE INFORMATION CONTACT:</u>

Investors: Kathy Martin, 630-623-7833
Media: Becca Hary, 630-623-7293


McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR JULY


OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 2.5% in July. Performance by segment was as follows:

- **U.S. down 3.2%**
- **Europe up 0.5%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 7.3%**

"McDonald's global growth priorities - providing our customers with their favorite food and drinks, creating memorable experiences, offering unparalleled convenience and becoming an even more trusted brand - are the foundation of our customer-centric approach to building our business for the long term," said McDonald's President and Chief Executive Officer Don Thompson. "Although July's results were not in-line with McDonald's expectations, we intend to strengthen our performance by addressing the current business headwinds with the discipline and conviction that inspire our customers' trust and loyalty."

In July, U.S. comparable sales decreased 3.2% amid continuing broad-based challenges. During the month, the U.S. featured core favorites in conjunction with McDonald's global World Cup sponsorship and promoted premium beef and chicken options as the segment lapped a prior year Monopoly event. McDonald's U.S. remains focused on enhancing its customer relevance and appeal through service, value and menu initiatives.

Europe's comparable sales rose 0.5% in July led by positive performance in France and the U.K., partly offset by negative performance in Germany and Russia. McDonald's Europe is taking a holistic approach to building customer demand with a combination of compelling limited-time menu choices and expansion of the breakfast daypart and blended-ice beverages.

In July, APMEA's comparable sales decreased 7.3% reflecting the impact of food quality and safety issues at a supplier to McDonald's and other food companies in China. As a consequence, results in China, Japan and certain other markets experienced a significant negative impact. The affected markets represent approximately 10% of global systemwide sales and negatively impacted the segment's July comparable sales by over 700 basis points. Going forward, McDonald's is undertaking recovery strategies to restore customers' trust and confidence.

In the Form 8-K dated July 22, 2014, the Company indicated that full year 2014 global comparable sales were expected to be relatively similar to year-to-date June performance (i.e. relatively flat) given a stagnant IEO category, sustained competitive activity, consumer price sensitivity and cost pressures. However, as a result of the China supplier issue, the Company's global comparable sales forecast for 2014 is now at risk.

Systemwide sales for the month decreased 0.5%, or 0.0% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended July 31,	2014	2013	Reported	Currency
McDonald's Corporation	(2.5)	0.7	(0.5)	0.0
Major Segments:				
U.S.	(3.2)	1.6	(2.2)	(2.2)
Europe	0.5	(1.9)	6.9	3.3
APMEA	(7.3)	(1.9)	(2.8)	(2.9)
Year-To-Date July 31,				
McDonald's Corporation	(0.2)	0.1	0.7	2.3
Major Segments:				
U.S.	(1.9)	0.2	(0.9)	(0.9)
Europe	0.2	(0.8)	6.3	3.0
APMEA	(0.2)	(1.9)	(0.2)	4.3

Definitions

• Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

• The number of weekdays and weekend days can impact our reported comparable sales. In July 2014, this calendar shift/ trading day adjustment consisted of one less Monday and one more Thursday compared with July 2013. The resulting adjustment varied by area of the world, ranging from approximately 0.2% to 0.5%. In addition, the timing of holidays can impact comparable sales.

• Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

• Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

The Company plans to release August 2014 sales information on September 9, 2014.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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